  Exhibit 3.1

AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
  OF
BIG ROCK PARTNERS ACQUISITION CORP.

Pursuant to Section 242 of the

Delaware General Corporation Law

The undersigned, being a duly authorized officer of BIG ROCK PARTNERS ACQUISITION CORP. (the “Corporation”), a corporation existing under the laws of the State of Delaware, does hereby certify as follows:

 1.           The name of the Corporation is Big Rock Partners Acquisition Corp.

2.           The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on September 18, 2017, and an Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on November 20 ,2017.

3.           This Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate of Incorporation of the Corporation.

4.           This Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of a majorityof the stock entitled to vote at a meeting of stockholders in accordance with ARTICLE SIXTH of the Amended and Restated Certificate of Incorporation and the provisions of Sections 242 the General Corporation Law of the State of Delaware (the “GCL”).

5.           The text of Section 9.6 of the Amended and Restated Certificate of Incorporation is hereby amended and restated to read in full as follows:

Section 9.6. Termination. In the event that the Corporation has not consummated a Business Combination by August 22, 2019 (the “Termination Date”), the Corporation shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem 100% of the Offering Shares for cash for a redemption price per share equal to the amount then held in the Trust Account, including the interest earned thereon, less any franchise or income taxes payable, divided by the total number of Offering Shares then outstanding (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to approval of the Corporation’s then stockholders and subject to the requirements of the DGCL, including the adoption of a resolution by the Board pursuant to Section 275(a) of the DGCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the DGCL, dissolve and liquidate the balance of the Corporation’s net assets to its remaining stockholders, as part of the Corporation’s plan of dissolution and liquidation, subject (in the case of clauses (ii) and (iii) above) to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

IN WITNESS WHEREOF, I have signed this Amendment to the Amended and Restated Certificate of Incorporation this 21st day of May, 2019.

/s/ Lori B. Wittman
Name: Lori B. Wittman
Title: Chief Financial Officer